Exhibit (a)(1)(viii)
This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated August 17, 2007 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
NOTICE OF OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of
INFOCROSSING, INC.
at
$18.70 Net Per Share
by
ROXY ACQUISITION CORP.,
an indirect wholly-owned subsidiary of
WIPRO LIMITED
Roxy Acquisition Corp., a Delaware corporation (the “Offeror”) and indirect wholly-owned subsidiary of Wipro Limited, a corporation organized under the laws of India (the “Parent”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Infocrossing, Inc., a Delaware corporation (the “Company”), at $18.70 per Share (or any higher price per Share that is paid in the tender offer) net to the holder thereof in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 2007 (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MONDAY, SEPTEMBER 17, 2007, UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION DATE”) PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AUGUST 6 , 2007, BY AND AMONG THE OFFEROR, THE PARENT AND THE COMPANY (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “MERGER AGREEMENT”).
The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger Agreement, as soon as practicable after consummation of the Offer and the satisfaction or waiver of certain conditions, the Offeror will be merged with and into the Company, and the Company will become an indirect wholly-owned subsidiary of the Parent (the “Merger”).
The Board of Directors of the Company unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are advisable, fair to and in the best interests of the stockholders of the Company.
The Board of Directors of the Company recommends that stockholders of the Company accept the Offer and tender their Shares to the Offeror pursuant to the Offer.
The Offer is conditioned upon, among other things (i) there being validly tendered and not withdrawn prior to the scheduled expiration of the Offer (as it may be extended from time to time pursuant to the terms of the Merger Agreement) a number of Shares that, together with all other Shares (if any) beneficially owned by the Parent and its controlled affiliates, including the Offeror, represents at least one Share more than a majority of all Shares then outstanding on a fully diluted basis (which means, as of any time, the number of Shares outstanding, together with all Shares (if any) which the Company would be required to issue pursuant to then-outstanding options, rights and convertible securities (if any) with an exercise price that is equal to or less than $18.70 per Share (or any higher price per Share that is paid in the Offer), but only to the extent then exercisable or exercisable within ninety (90) days following the Expiration Date, assuming that all conditions to such exercisability would be satisfied within such ninety (90) day period) (the “Minimum Condition); (ii) any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and any other material antitrust, competition or merger control consents reasonably deemed necessary, appropriate or desirable by the Parent having been received (or deemed to have been received by virtue of the expiration or termination of any applicable waiting period), either unconditionally or on terms reasonably satisfactory to the Parent; (iii) no governmental authority issuing an order or taking other action prohibiting, restraining or enjoining the consummation of the transactions contemplated by the Merger Agreement (including the Offer and the Merger); and (iv) the non-occurrence of a “material adverse effect” on the Company (as such term is defined in the Merger Agreement). If any of these conditions is not satisfied at or prior to the scheduled expiration of the Offer, the Offeror (a) will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), pay for Shares that are tendered in the Offer, and (b) may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any Shares that are tendered in the Offer. The Parent or the Offeror may waive any of the conditions to the Offer, except for the condition described in clause (i) above, which may be waived only with the prior written consent of the Company. The Offer is not conditioned upon the Parent or the Offeror obtaining financing.
Subject to the parties’ right to terminate the Merger Agreement if the Offer and Merger are not consummated by February 6, 2008 and the parties’ rights otherwise to terminate the Merger Agreement and Offer pursuant to the terms of the Merger Agreement, the Offer shall be extended by the Offeror for at least ten (10) business days but no more than fifteen (15) business days if any of the conditions to the Offer have not been satisfied or waived as of any scheduled expiration date for the Offer; provided, however, that the Offeror shall not be required to extend the Offer more than once after all the conditions of the Offer, other than the Minimum Condition, have been met.
After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, but 90% of the Shares have not been tendered, the Offeror, subject to certain conditions, may extend the Offer for one or more subsequent offering periods (each, a “Subsequent Offering Period”) of between three (3) and twenty (20) business days to permit additional tenders of Shares. No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.
For purposes of the Offer, the Offeror shall be deemed to have accepted for payment tendered Shares if and when the Offeror gives oral or written notice to Continental Stock Transfer & Trust Company (the “Depositary”) of the Offeror’s acceptance for payment of the tenders of such Shares. Payment for the Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company), (ii) a properly completed and duly executed Letter of Transmittal, and (iii) any other required documents.
Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after October 16, 2007 unless such Shares have been accepted for payment as provided in the Offer to Purchase; provided, however, that there will be no withdrawal rights during any Subsequent Offering Period. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal also must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares.
The information required to be disclosed by paragraph (d)(l) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.
The offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company’s Board of Directors and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.
Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Offeror’s expense. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact Continental Stock Transfer & Trust Company, the Depositary for the Offer, at (212) 509-4000.
The Information Agent for the Offer is:
MacKenzie Partners, Inc.
105 Madison Avenue
New York,
New York 10016
(212) 929-5500 (call collect)
Or
Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com
The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013
Call Toll-Free: (866) 802-6608
Toll: (212) 816-9008
August 17, 2007